Exhibit 99.1

Pembina Pipeline Corporation Raises Over $2.6 Million for United Ways Across Canada

$2.3 million going to the United Way of Calgary and Area

CALGARY, Nov. 12, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") has proudly raised a record $2.6 million – the largest contribution in Pembina's history – which will go to United Ways across its operating areas. United Way of Calgary and Area will receive a donation of $2,326,396 (including Pembina's 100 percent match), the result of the Company's annual staff fundraising campaign. Further, Pembina will be donating approximately $300,000 to United Ways in its operating areas once the Company's field office campaigns have wrapped up.

Calgary Campaign

Employees, contractors, board members and retirees from Pembina's Calgary office came together to raise funds through pledges and activities, including a mini-sticks hockey tournament, fun money casino night, silent auction and an Executive game show, with 91 percent of employees participating in the campaign. All funds raised were then fully matched by Pembina.

Fun and games aside, Pembina staff also volunteered their time and energy to give back to the Calgary community through ˈDays of Caringˈ activities. Pembina volunteers served a meal at the Calgary Drop-In and Rehab Centre and spent an afternoon reading to students at Guy Weadick Elementary School through the Calgary Reads program.

"We recognize that this has been a difficult year across the energy industry and in the Calgary community, and we are proud to see so many people at Pembina stepping up to lend a hand to their neighbours in this time of need," explains Mick Dilger, Pembina's President and Chief Executive Officer and the 2015 Co-Chair of the United Way of Calgary's Major Giving Cabinet. "We've been a strong supporter of the United Way for over 30 years, an organization we feel is integral to the Calgary community and is able to direct funds towards the areas of greatest need within our city."

"Pembina Pipeline's 91 percent employee engagement rate for their United Way campaign is an example of what it looks like when the best happens," said Lucy Miller, President and Chief Executive Officer of United Way of Calgary and Area. "Their generous donation of more than $2.3 million will directly improve the lives of Calgarians. More kids will graduate from high school, more people will achieve financial stability and more communities will thrive. The city is grateful for their support."

Field Office Campaigns

Pembina also supports the United Way in communities across its operations, through its British Columbia, Alberta and Ontario offices. Many of these field office campaigns will continue into the holiday season, with final tallies coming in closer to the end of the year.

Pembina's Commitment to Investing in Communities

Pembina's community investment program supports non-profit and charitable organizations that are based in, or support, the communities where they operate. Within this framework, Pembina's investment decisions and partnerships are focused on initiatives that improve access to education, protect or preserve the environment, promote safety, create community space, and encourage recreation and a healthy lifestyle. To learn more about our community investment initiatives, please visit our website at www.pembina.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

SOURCE Pembina Pipeline Corporation

Image with caption: "Mick Dilger, Pembina's President and Chief Executive Officer (front row, fourth from left) leads Pembina staff in the 2015 Calgary United Way Kick-Off Parade on September 3, 2015. (CNW Group/Pembina Pipeline Corporation)". Image available at: http://photos.newswire.ca/images/download/20151112_C5321_PHOTO_EN_543719.jpg

Image with caption: "Pembina presents a cheque during the campaign wrap up to United Way of Calgary and Area representatives (donation amount has since increased). Pictured left to right: Jaymal Ruparell, Board of Directors, United Way; Mick Dilger, President & CEO, Pembina; Stevie Stanger, Campaign Manager, United Way; Lindsay Smith, Campaign Advisor, United Way; Dr. Lucy Miller, President & CEO, United Way; Bob Michaleski, United Way Board of Directors and former CEO of Pembina; Shawn Davis, Campaign Chair, Pembina. (CNW Group/Pembina Pipeline Corporation)". Image available at: http://photos.newswire.ca/images/download/20151112_C5321_PHOTO_EN_543723.jpg

%CIK: 0001546066

For further information: Community Investment, 1-888-920-1979, E-mail: community_investment@pembina.com, www.pembina.com/our-responsibility/community-investment/

CO: Pembina Pipeline Corporation

CNW 13:19e 12-NOV-15